

Mail Stop 3030

October 20, 2009

<u>Via Facsimile and U.S. Mail</u>

Bill Roeschlein
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, CA 95138

> **Re:** **Power Integrations, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 0-23441**

Dear Mr. Roeschlein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies and Estimates, page 26

Revenue Recognition, page 26

1.   We note from your disclosures on page 52 that you defer the revenues and related costs for product shipped to distributors on the balance sheet line item "deferred income on sales to distributors." To the extent that returns and price protection privileges could affect the amount of deferred income you ultimately recognize, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in your balance sheet and (2) a discussion of the impact of the return and pricing uncertainties on each reported period. Quantify and discuss the reason for any material impairments of deferred cost of sales. Your discussion could also include a roll-forward of your deferred income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Item 11. Executive Compensation, page 40

2.   We note from your disclosure under "Executive Compensation Components" that you have incorporated by reference from page 24 of your proxy statement that you target base salaries for your named executive officers at or above the 50th percentile of your peer companies. Given that you target the base salaries at this level, please briefly discuss in your applicable future filings how the base salaries you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels, please also provide discussion and analysis as to why.

3.   We note that your annual incentive bonuses are targeted at or above the 50th percentile of peer companies. In future filings please clarify whether the level at which you set targets for annual incentive bonuses is at the 50th percentile or clearly identify the level above the 50th percentile you have targeted.

4.   We note from your disclosure under "Long-Term Equity-Based Incentive Awards" that you have incorporated by reference from page 25 of your proxy statement that you determined the level of option grants based on peer companies' equity usage rates. You do not provide any analysis as to how the actual stock option grants compare to the peer companies' equity usage rates. Please provide an analysis showing how the Compensation Committee determined the actual number of shares underlying the stock

> options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

Consolidated Statements of Income, page 45

5.   We note that you received insurance reimbursements of $878,000 and $841,000 during the years ended December 31, 2008 and 2007, respectively. We further note from your disclosures on page 34 that the 2007 amount relates a reimbursement for a directors and officers' liability claim. Please tell us and revise your disclosures in future filings to fully discuss the nature and the circumstances surrounding these insurance claims. To the extent these reimbursements are related to shareholder lawsuits described in your legal proceedings footnote on page 68, revise your disclosures to clarify the significant terms of the settlements and any related reimbursements.

Note 3. Commitments and Contingencies, page 57

6.   We note from your disclosures on page 8 that you have wafer supply agreements with four foundries. Please revise this note to disclose the material terms and conditions of your wafer supply agreements, including any minimum purchase commitments. Discuss how your agreements to share exchange rate fluctuations with the foundries work and how you account for such provisions.

Exhibit 31.1 and 31.2

7.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

        As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551- 3269, or Dan Morris, Special Counsel, at (202) 551-3314 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief